Exhibit 99.1

China Xiniya Fashion Limited Announces 2013 Fall/Winter Sales Fair Results

XIAMEN, Fujian, China, May 31, 2013 /PRNEWSWIRE/ -- China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE: XNY), a leading provider of men's business casual apparel in China, today announced that the total value of purchase orders for its 2013 Fall and Winter Collection showcased during its biannual sales fair held on April 15, 2013 in Xiamen, China decreased by 5.5% compared to the total value of purchase orders placed last spring.

Xiniya exhibited over 2,000 new products during the week-long sales fair, including apparel, shoes, bags and accessories, for distributors and authorized retailers to select from based on each store’s location, climate and local consumer taste. Delivery of the orders is expected to take place during the second half of 2013.

While the Company’s total order value decreased as compared to last year, the total order volume increased by 8.8%. In its continuing effort to ensure the long-term, sustainable development of its authorized retail outlets, Xiniya reduced the recommended retail price on its 2013 Fall and Winter Collection by an average of 2.3% to improve the price competiveness of its products. As a result, the Company’s gross margin will be negatively impacted by approximately 2.3%. This move is expected to improve product turnover for authorized retail outlets and reduce both existing and new inventories in the authorized retail channels.

“I am pleased to see the initiatives we put in place last year begin to show some positive impact as the total order volume increased 8.8% as compared with last year,” stated Mr. Qiming Xu, Xiniya’s Chairman and Chief Executive Officer. “The increase in volume reflects the support we are providing to our distributors to overcome the short-term difficulties posed by the challenging economic environment in China, such as increasing sales rebates and extending their credit period. We offer a compelling new collection which I believe will help promote our design concept of business travel apparel that is suitable for all occasions and will attract new customers. With the menswear industry in China continuing to show strong growth potential, we are confident that our strategy to expand our retail network and increase brand recognition will continue to sustain long-term positive sales performance.”

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs and manufactures men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 29 distributors. Its products are sold to consumers at over 1,600 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For more information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Mobile +86 136 5593 9932 in China

ngcheejiong@xiniya.com

Christensen

Ms. Kimberly Minarovich

Telephone +1 212 618 1978 in New York

kminarovich@christensenir.com

Mr. Christian Arnell

Telephone +86 10 5826 4939 in Beijing

carnell@christensenir.com